Exhibit 99.2

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$201,595	$266,319
Prepaid expenses and other current assets	25,985	18,430
Total current assets	227,580	284,749
Non-current assets:
Property and equipment, net	17,626	17,743
Operating lease right of use assets	9,470	11,048
Deferred tax assets	26	26
Restricted cash	33	33
Other assets	2,983	3,507
Total non-current assets	30,138	32,357
TOTAL ASSETS	$257,718	$317,106
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,651	$3,722
Income taxes payable	18	—
Accrued expenses and other liabilities	8,720	10,906
Operating lease liabilities-current	4,480	4,482
Total current liabilities	19,869	19,110
Non-current liabilities:
Operating lease liabilities-non-current	5,640	7,777
Other long-term liability	621	691
Total non-current liabilities	6,261	8,468
Total liabilities	26,130	27,578
Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 40,774,014 and 40,603,489 shares authorized, issued and outstanding at June 30, 2022 and December 31, 2021, respectively	54	54
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at June 30, 2022 and December 31, 2021	128	128
Additional paid in capital	405,504	401,821
Accumulated other comprehensive (loss) income	(20,343)	6,636
Accumulated deficit	(153,755)	(119,111)
Total shareholders’ equity	231,588	289,528
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$257,718	$317,106

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
OPERATING EXPENSES:
Research and development	$14,776	$10,844	$27,790	$19,720
General and administrative	5,770	5,445	11,725	10,277
Total operating expenses	20,546	16,289	39,515	29,997
Loss from operations	(20,546)	(16,289)	(39,515)	(29,997)
OTHER INCOME, NET:
Other income	3,271	146	4,900	101
Total other income, net	3,271	146	4,900	101
Loss before provision for income taxes	(17,275)	(16,143)	(34,615)	(29,896)
Provision for income taxes	(14)	(13)	(29)	(25)
Net loss	(17,289)	(16,156)	(34,644)	(29,921)
Other comprehensive income:
Foreign exchange translation adjustment	(19,302)	(925)	(26,979)	1,138
Comprehensive loss	$(36,591)	$(17,081)	$(61,623)	$(28,783)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.44)	$(0.45)	$(0.89)	$(1.60)
Weighted average ordinary shares outstanding—basic and diluted	39,104,375	35,683,187	38,998,686	18,756,599

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Shareholders’ Equity

(unaudited)

(in thousands, except share amounts)

						Accumulated
	Ordinary $0.001 par value		Deferred shares		Additional paid-in	other comprehensive	Accumulated
	Shares	Amount	Shares	Amount	capital	income (loss)	deficit	Total
Balance at December 31, 2021	40,603,489	$54	1	$128	$401,821	$6,636	$(119,111)	$289,528
Issuance of ordinary shares	150,738	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	1,959	—	—	1,959
Unrealized gain/(loss) on foreign currency translation	—	—	—	—	—	(7,677)	—	(7,677)
Net loss	—	—	—	—	—	—	(17,355)	(17,355)
Balance at March 31, 2022	40,754,227	$54	1	$128	$403,780	$(1,041)	$(136,466)	$266,455
Issuance of ordinary shares	19,787	—	—	—	—	—	—	—
Share-based compensation expense	—	—	—	—	1,724	—	—	1,724
Unrealized gain/(loss) on foreign currency translation	—	—	—	—	—	(19,302)	—	(19,302)
Net loss	—	—	—	—	—	—	(17,289)	(17,289)
Balance at June 30, 2022	40,774,014	$54	1	$128	$405,504	$(20,343)	$(153,755)	$231,588

	Convertible preferred shares											Accumulated
	Series A $0.001 par value		Series B $0.001 par value		Series C $0.001 par value		Ordinary $0.001 par value		Deferred shares		Additional paid-in	other comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	income (loss)	deficit	Total
Balance at December 31, 2020	28,250,000	$36	52,192,070	$66	24,412,603	$32	4,389,920	$6	30,521	$—	$234,922	$12,322	$(58,012)	$189,372
Conversion of ordinary shares into deferred shares	—	—	—	—	—	—	(18,262)	—	78,537	—	—	—	—	—
Share-based compensation Expense	—	—	—	—	—	—	—	—	—	—	1,383	—	—	1,383
Unrealized gain/(loss) on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	2,063	—	2,063
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(13,765)	(13,765)
Balance at March 31, 2021	28,250,000	$36	52,192,070	$66	24,412,603	$32	4,371,658	$6	109,058	$—	$236,305	$14,385	$(71,777)	$179,053
Effect of corporate reorganization including conversion of preferred share to ordinary share	(28,250,000)	(36)	(52,192,070)	(66)	(24,412,603)	(32)	26,481,831	34	(109,057)	128	(28)	—	—	—
Issuance of ordinary shares in initial public offering, et of issuance costs of $2,726	—	—	—	—	—	—	9,750,000	14	—	—	160,550	—	—	160,564
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	1,438		—	1,438
Unrealized gain on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	(925)	—	(925)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	(16,156)	(16,156)
Balance at June 30, 2021	—	$—	—	$—	—	$—	40,603,489	$54	1	$128	$398,265	$13,460	$(87,933)	$323,974

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands)

	Six Months Ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(34,644)	$(29,921)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	1,969	1,619
Loss on impairment	482	—
Changes in right of use assets and operating lease liabilities, net	(458)	414
Loss on disposal of property and equipment	(11)	—
Non-cash loss on foreign currency remeasurement	51	—
Non-cash share-based compensation	3,683	2,821
Changes in operating assets and liabilities
Prepaid expenses and other current assets	(10,072)	(12,112)
Accounts payable	3,205	(331)
Income taxes payable	18	12
Accrued expenses and other liabilities	(965)	1,798
Other assets	(301)	(198)
Net cash used in operating activities	(37,043)	(35,898)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(3,598)	(4,413)
Net cash used in investing activities	(3,598)	(4,413)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ADR's in initial public offering, net of issuance costs	—	160,695
Net cash provided by financing activities	—	160,695
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(24,083)	1,084
Net (decrease) increase in cash, cash equivalents and restricted cash	(64,724)	121,468
Cash, cash equivalents and restricted cash, beginning of period	266,352	177,849
Cash, cash equivalents and restricted cash, end of period	$201,628	$299,317
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Right of use assets obtained in exchange for new operating lease liabilities	$1,479	$317
Property and equipment purchases in accounts payable and accrued expenses	$1,196	$626

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	Six Months Ended June 30,
	2022	2021
Cash and cash equivalents	$201,595	$299,317
Restricted cash	33	—
Total cash, cash equivalents and restricted cash	$201,628	$299,317

The accompanying notes are an integral part of these financial statements.

ACHILLES THERAPEUTICS PLC

Notes to Condensed Consolidated Financial Statements

1. Nature of the business

Achilles Therapeutics plc (formerly Achilles TX Limited) and subsidiaries, or the Company, is a biopharmaceutical company developing transformative precision T cell therapies to treat multiple types of solid tumors. The Company is focused on advancing immuno-oncology therapeutics by exploiting its pioneering work in the field of tumor evolution and clonal neoantigens.

The Company is a public limited company originally incorporated pursuant to the laws of England and Wales in November 2020 as a private limited company named Achilles TX Limited, with nominal assets and liabilities, for the purposes of becoming the ultimate holding company for Achilles Therapeutics UK Limited (formerly Achilles Therapeutics Limited). Achilles Therapeutics UK Limited was incorporated in May 2016 under the laws of England and Wales and its registered office and principal place of business is currently 245 Hammersmith Road, London W6 8PW. Achilles TX Limited and Achilles Therapeutics Holdings Limited (a wholly owned direct subsidiary of Achilles TX Limited formed in November 2020 for the purpose of becoming the direct holding company of Achilles Therapeutics UK Limited and Achilles Therapeutics US, Inc.) have not conducted any operations prior to the corporate reorganization other than activities incidental to their formation.

The Company has devoted its efforts principally to research and development since formation. The Company has not yet completed product development, filed for or obtained regulatory approvals for any products, nor verified the market acceptance and demand for such products. As a result, the Company is subject to risks that are common to emerging companies in the biotech industry, including the uncertainties of the product discovery and development process, dependence on key individuals, development of the same or similar technological innovations by the Company’s competitors, protection of proprietary technology, compliance with government regulations and approval requirements, the Company’s ability to access capital and uncertainty of market acceptance of products.

Going concern

The Company has historically been loss making and anticipates that it will continue to incur losses for the foreseeable future and had an accumulated deficit of $153.8 million as of June 30, 2022. The Company has funded these losses principally through the issuance of ordinary and preferred shares. The Company expects to continue to incur operating losses and negative cash outflows until such time as it generates a level of revenue that is sufficient to support its cost structure.

The spread of COVID-19 has impacted the global economy and has impacted the Company’s operations, including the interruption of preclinical and clinical trial activities and potential interruption to supply chains. The Company has maintained operations at its GMP manufacturing and research and development sites through 2021 to date. The Company continues to assess the impact COVID-19 may have on its ability to advance the development of drug candidates or to raise financing to support the development of drug candidates, but no assurances can be given that this analysis will enable it to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in its sector in particular.

As of June 30, 2022, the Company had cash and cash equivalents of $201.6 million. The Directors have reviewed the financial projections of the Company for the 12 months subsequent to the date of issuance of these financial statements including consideration of severe but plausible scenarios that may affect the Company in that period. These show that the Company will be able to pay (or otherwise discharge) its debts as they fall due immediately following the date of signing of this Balance Sheet and for the period considered by the forecast.

Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and settlement of liabilities and commitments as they fall due in the ordinary course of business for at least 12 months from the date of issuance of the financial statements.

2. Summary of significant accounting policies

The Company's significant accounting policies are described in Note 2, Summary of Significant Accounting Policies, to the financial statements for the year ended December 31, 2021 in the Form 20-F filed with the Securities and Exchange

Commission (the “SEC”) on March 1, 2022. There have been no material changes to the significant accounting policies during the six months ended June 30, 2022 except as described below.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America or U.S. GAAP.

The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited annual consolidated financial statements as of and for the year ended December 31, 2021, and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2022, the results of its operations and comprehensive loss for the three and six months ended June 30, 2022 and 2021, its statements of shareholders’ equity for the three and six months ended June 30, 2022 and 2021 and its statements of cash flows for the six months ended June 30, 2022 and 2021.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these interim financial statements. However, these interim financial statements include all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to fairly state the results of the interim period. The results for the three and six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the year ended December 31, 2022, any other interim periods, or any future year or period. The balance sheet information as of December 31, 2021, was derived from the audited financial statements included in the Company's Form 20-F filed with the SEC on March 1, 2022. These interim financial statements should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2021, and the notes thereto, which are included elsewhere in the Company’s Form 20-F filed with the SEC on March 1, 2022.

Recent accounting pronouncements

In November 2021, the FASB issued ASU 2021-10, “Government Assistance – Topic 832 – Disclosures by Business Entities about Government Assistance,” which increases the transparency of government assistance including the disclosure of (1) the types of assistance, (2) an entity’s accounting for the assistance, and (3) the effect of the assistance on an entity’s financial statements. The amendments in this Update require the following annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy: 1. Information about the nature of the transactions and the related accounting policy used to account for the transactions. 2. The line items on the balance sheet and income statement that are affected by the transactions, and the amounts applicable to each financial statement line item. 3. Significant terms and conditions of the transactions, including commitments and contingencies. ASU 2021-10 is effective for annual periods beginning after December 15, 2021; however, early adoption is permitted. The new guidance was adopted on January 1, 2022 and will be effective for the year ended December 31, 2022. This guidance is not expected to have a material impact on the Company’s financial statements and related disclosures.

Impairment loss

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company recognized an impairment loss of $0.5 million related to discontinued cloud-based software implementation costs in the three and six months ended June 30, 2022. This impairment loss was recorded within research and development in the Company's Condensed Consolidated Statements of Operations and Comprehensive Loss. The Company did not recognize any impairment losses in the three and six months ended June 30, 2021.

3. Fair value of financial instruments

The following tables show assets measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2021 (in thousands):

	June 30, 2022
	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$24,350	$—	$—
Total	$24,350	$—	$—

	December 31, 2021
	Level 1	Level 2	Level 3
Cash equivalents:
Money market funds	$40,224	$—	$—
Total	$40,224	$—	$—

There were no liabilities measured at fair value on a recurring basis as of June 30, 2022 and December 31, 2021.

4. Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30,	December 31,
	2022	2021
U.K. R&D tax credit	$16,368	$10,523
Prepaid research and development	2,762	3,608
VAT recoverable	763	650
Prepaid insurance	3,201	1,525
Other current assets	2,891	2,124
	$25,985	$18,430

5. Property and equipment, net

Property and equipment, net consisted of the following (in thousands):

	June 30,	December 31,
	2022	2021
Lab equipment	$7,608	$7,505
Leasehold improvements	6,524	7,021
Office equipment and computers	1,600	1,561
Fixtures and fittings	883	757
Assets under construction	6,855	5,351
	23,470	22,195
Less: Accumulated depreciation	(5,844)	(4,452)
	$17,626	$17,743

Depreciation expense was $2.0 million and $1.6 million for the six months ended June 30, 2022 and 2021, respectively. Depreciation expense was $0.9 million and $0.8 million for the three months ended June 30, 2022 and 2021, respectively.

6. Accrued expenses and other liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	June 30,	December 31,
	2022	2021
Compensation and benefits	$2,209	$2,649
External research and development expenses	2,194	2,985
Facility costs	1,702	2,629
Property and equipment	430	712
Professional services	699	663
Other liabilities	1,486	1,268
	$8,720	$10,906

7. Shareholders’ equity

Ordinary shares

As of June 30, 2022 and December 31, 2021, the Company had the following number of ordinary shares with a par value £0.001 (equivalent to $0.001) issued and outstanding:

	June 30,	December 31,
	2022	2021
Ordinary shares	39,157,647	38,987,122
Class A non-voting ordinary shares	1,616,367	1,616,367
Deferred Shares	1	1
Total ordinary and deferred shares	40,774,015	40,603,490

On April 6, 2021, all the Employee Shares, Convertible Preferred Shares and B ordinary shares were converted into ordinary shares or Class A non-voting ordinary shares. Class A non-voting ordinary shares have the same rights and privileges as ordinary shares, except for the voting rights.

As of June 30, 2022, the Company has not declared any dividends.

Deferred shares

On April 6, 2021, all the deferred shares were cancelled. In addition, a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created as part of the Company’s reorganization. As of June 30, 2022 and December 31, 2021, the Company had one deferred share which could be repurchased at any time by the Company for nil consideration.

8. Share-based compensation

2020 Share Omnibus Plan

Under the Company’s shareholder and subscription agreements, which were effective until the date of IPO, the Company was authorized to grant equity awards to individuals including a director of and/or a person who is employed by or who directly or indirectly provides consultancy services to the Company, in the form of D, E, F, G, H, I, J, K, L, M and N ordinary shares (collectively referred to as “Employee Shares”) and share options. All Employee Shares converted into ordinary shares in accordance with the reverse share split implemented on IPO. The share options were granted pursuant to the terms of the 2020 Share Omnibus Plan, or the 2020 Plan.

Upon and following closing of the IPO, no further equity awards were granted under the 2020 Plan. To the extent outstanding options granted under the 2020 Plan are cancelled, forfeited or otherwise terminated without being exercised and would otherwise have been returned to the share reserve under the 2020 Plan, the number of shares underlying such awards will be available for future grant under the Company’s 2021 Omnibus Plan (see below). In anticipation of IPO, the holders of Employee Shares and the Company entered into individual vesting agreements, or Vesting Agreements, which apply the same terms to vesting of Employee Shares as applied prior to IPO under the Company’s pre-IPO Articles of Association, except that following the IPO Employee Shares that would pre-IPO have converted to deferred shares, will be transferred back to the Company and cancelled within three years of an employee leaving the Company.

2021 Share Omnibus Plan

In March 2021, the Company’s board of directors adopted, and the Company’s shareholders approved, the 2021 Share Omnibus Plan, or the 2021 Plan, which became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The 2021 Plan allows the remuneration committee to make equity-based and cash-based incentive awards to our officers, employees, directors and other key persons (including consultants).

The Company initially reserved 2,572,558 of its ordinary shares for the issuance of awards under the 2021 Plan. The 2021 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2022, by 4% of the outstanding number of ordinary shares on the immediately preceding December 31, or such lesser number of shares as determined by our remuneration committee. This number is subject to adjustment in the event of a sub-division, consolidation, share dividend or other change in our capitalization. The total number of ordinary shares that may be issued under the 2021 Plan was 4,196,697 shares as of June 30, 2022, of which 1,744,688 shares remained available for future grant after taking into account options granted and adding back forfeitures in the period.

2021 Employee Share Purchase Plan

The Company’s 2021 Employee Share Purchase Plan, or ESPP, was adopted by the Board in March 2021 and approved by shareholders in March 2021 and became effective upon the effectiveness of the Company’s Registration Statement on Form F-1 in connection with the IPO. The ESPP initially reserved and authorized the issuance of up to a total of 467,738 ordinary shares to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 and each January 1 thereafter through January 1, 2022, by the least of (i) 1% of the outstanding number of ordinary shares on the immediately preceding December 31; (ii) 467,738 ordinary shares or (iii) such number of shares as determined by the remuneration committee. On December 17, 2021 the remuneration committee determined that the number of shares reserved and available for issuance under the ESPP would not increase on January 1, 2022. The number of shares reserved under the ESPP is subject to change in the event of a share split, share dividend or other change in our capitalization. The purpose of the ESPP is to provide U.S. employees the opportunity to purchase ordinary shares or ADSs at 85% of the fair market value of the ADSs on the offering date or the exercise date, whichever is lower, for up to 15% of such employee; and (ii) provide UK-based employees with ordinary shares or ADSs under the SIP Plan as further discussed below.

The total number of ordinary shares that may be issued under the ESPP was 467,738 shares as of June 30, 2022. The initial purchase period under the ESPP commenced in February 2022. The Company estimated the fair value of the option component of the ESPP at the date of grant using a Black-Scholes valuation model. During the six months ended June 30, 2022, the compensation expense from ESPP shares was immaterial.

2021 Share Incentive Plan

The Achilles Therapeutics plc Share Incentive Plan, or SIP Plan is a sub plan of the ESPP.  This SIP Plan is an HMRC approved Plan for UK tax-paying employees. Under the SIP Plan, eligible employees can receive "Free Shares" within HMRC guidelines, purchase ordinary shares from the market (the "Partnership Shares"), as well as receive "Matching Shares" which are issued without any consideration payment in connection with an acquisition of Partnership Shares (collectively referred to as "SIP Shares"). For any award of Matching Shares, the Board must specify the ratio of Matching Shares to Partnership Shares. The ratio determined by the Board must not exceed two Matching Shares for every Partnership Share.

There is no minimum service condition on the Partnership Shares, and the participants can sell/transfer the shares after their acquisition from the market. There is a minimum service condition for the Free and Matching Shares that requires the participants to provide continuing service for at least 36 months from the date of grant. If the participants are no longer with the Company or its subsidiaries before the completion of 36 months service (with the relevant date determined as the last day of employment), the Free and Matching Shares generally will be 100% forfeited and available for future issuance.

During the six months ended June 30, 2022, 170,525 SIP shares were issued under the ESPP. This reduced the number of shares reserved and available to grant under the ESPP to 307,290 shares available to grant as of June 30, 2022.

Employee Shares and SIP Shares

Prior to the IPO, the Company typically granted shares which vested over a four-year service period with 25% of the award vesting on the first anniversary of the vesting commencement date, and the balance vesting periodically over the remaining three years.

Post IPO, the Company typically grants SIP Shares under the SIP Plan. SIP Shares effectively vest in full on the third anniversary of the service commencement date.

Unvested Employee Shares are forfeited upon the termination of employment or service relationship in accordance with the Articles of the Company prior to IPO, and in accordance with the Vesting Agreements post-IPO and 2020 Plan, or in the case of the SIP Plan, SIP shares in accordance with the rules of the SIP Plan. Before IPO, the forfeited shares were converted into deferred shares, with a repurchase right for a nominal amount in favor of the Company. As of December 31, 2020, the Company repurchased 1,509,384 deferred shares for consideration of £0.01 to each holder for all of the deferred shares held by that holder. As part of the Company’s reorganization, 109,058 outstanding deferred shares in existence immediately before the IPO were cancelled upon IPO, and a single deferred share with a nominal value of £92,451.851 in the capital of the Company was created. As of June 30, 2022, the Company had one deferred share which could be repurchased by the Company at any time for nil consideration. SIP shares forfeited under the rules of the SIP Plan are made available under the ESPP for future issuances.

The Company measures all share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company has granted Employee Shares to employees and non-employees with service-based conditions and SIP Shares to employees with service-based conditions, and in both cases records expense for these awards using the straight-line method.

A summary of the changes in the Company’s unvested ordinary shares from December 31, 2021 through June 30, 2022 is as follows:

	Number of	Weighted
	unvested	average
	ordinary	grant date
	shares	fair value
Unvested ordinary shares as of December 31, 2021	1,903,058	$6.43
Granted	170,525	2.88
Vested	(476,678)	5.74
Forfeited	(10,077)	2.88
Unvested ordinary shares as of June 30, 2022	1,586,828	$5.66

As of June 30, 2022, there was $9.2 million of unrecognized compensation cost related to unvested Employee Shares outstanding, which is expected to be recognized over a weighted-average period of 2.1 years.

Share Options

The following table summarizes the Company’s share options activity for the six months ended June 30, 2022:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2021	1,357,847	$8.95	8.58	$10
Granted	1,492,778	$3.26
Exercised	—	—
Forfeited	(34,334)	$11.37
Outstanding as of June 30, 2022	2,816,291	$6.85	8.90	$6
Exercisable as of June 30, 2022	437,683	$10.93	7.45	$—
Unvested as of June 30, 2022	2,378,608	$6.10	9.16	$6

The weighted average grant-date fair value of share options granted during the three and six months ended June 30, 2022 was $1.59 and $2.05 per share, respectively.

As of June 30, 2022, there was $6.5 million of unrecognized compensation cost related to share options outstanding, which is expected to be recognized over a weighted-average period of 3.1 years.

Share Option Valuation

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees during the three months ended June 30, 2022 and 2021, respectively, were as follows:

	Three Months Ended
	June 30,	June 30,
	2022	2021
Expected term (in years)	$5.96	$6.04
Expected volatility	69.26%	73.07%
Expected dividend yield	0.00%	0.00%
Risk free interest rate	2.75%	1.05%
Fair value of underlying ordinary shares	$2.51	$10.26

The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees during the six months ended June 30, 2022 and 2021, respectively, were as follows:

	Six Months Ended
	June 30,	June 30,
	2022	2021
Expected term (in years)	$6.07	$6.05
Expected volatility	69.30%	72.75%
Expected dividend yield	0.00%	0.00%
Risk free interest rate	1.73%	0.98%
Fair value of underlying ordinary shares	$3.26	$10.49

Share-based Compensation Expense

Share-based compensation expense recorded is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Research and development	$918	$778	$1,957	$1,524
General and administrative	806	660	1,726	1,297
	$1,724	$1,438	$3,683	$2,821

9. Leases

As of June 30, 2022, the Company had nine operating leases of real property for office and laboratory use, for which the Company recorded right-of-use assets and leases liabilities as of the ASU 2016-02 effective date or lease commencement date, if later. In addition, three of the Company’s leases met the short-term exception, having lease terms of 12 months or less, and are therefore not recorded on the Company’s balance sheet. The Company’s leases do not include purchase options. Where the Company’s leases contain options to extend the lease term, the extended lease term is only included in the measurement of the lease when it is reasonably certain to remain in the lease beyond the non-cancelable term. The Company’s leases contain variable lease costs, which pertain to common area maintenance and other operating charges, that are expensed as incurred.

Operating leases

On July 8, 2016, the Company entered into a Master Service Agreement with Royal Free London NHS Foundation Trust, which included access rights to the laboratory space at the Royal Free Hospital, Pond Street, London, with a 5-year term. The Master Service Agreement was due to expire on August 31, 2020. On June 1, 2020, the Master Service Agreement was renewed and will expire on August 31, 2023.

On February 1, 2019, the Company entered into six agreements with Stevenage Bioscience Catalyst to lease office and laboratory suites at Gunnels Wood Road, Stevenage, Hertfordshire, which were due to expire on January 31, 2021. In February

2021, the Company renewed six agreements which expired on July 31, 2022. See Note 14, Subsequent Events, for a discussion of new lease agreements.

On February 21, 2020, the Company entered into a non-cancellable operating lease in relation to office premises at Hammersmith Road, London for a period of 10 years, with a break clause at 5 years. The future minimum lease payments committed to in relation to this lease less any landlord incentives to be recognized up to the break total £5.4 million or $6.6 million.

On February 28, 2020, the Company entered into a 4-year manufacturing services collaboration agreement for laboratory space access at Gunnels Wood Road, Stevenage, Hertfordshire, with cancellation penalties of up to £2.2 million or $2.7 million should the Company terminate without due cause.

In December 2020, the Company entered into a new lease of a warehouse in west London, United Kingdom for a period of 10 years, with a break clause at 5 years. The Company expects to construct a flexible GMP modular facility to scale up its manufacturing footprint at these premises. The future minimum lease payments to be committed to in relation to this lease up to the break date are £3.8 million or $4.6 million.

In June 2021, the Company entered into a new lease of office premises in London, United Kingdom for a period of 3 years, with a break clause at 2 years. The future minimum lease payments to be committed to in relation to this lease up to the break date are £0.1 million or $0.1 million.

On October 1, 2021, the Company entered into a non-cancellable operating lease in relation to office and laboratory premises in Philadelphia, Pennsylvania in the United States for a period of 38 months. The right-of-use asset and lease liability was recorded on the lease commencement date, which was in January 2022. In connection with this lease, the Company maintains a required minimum balance, currently less than $0.1 million, in connection with a letter of credit issued for the benefit of the landlord for its commercial facility used as a security deposit for the lease. The total amount is classified as Restricted Cash and has been classified as a non-current asset on the Consolidated Balance Sheets. The letter of credit expires on September 30, 2022. However, it automatically extends for additional one-year periods, without written amendment agreement, in each succeeding calendar year, through the lease expiration date.

On March 11, 2022, the Company entered into an agreement to reserve manufacturing capacity with a Contract Manufacturing Organization, or CMO, in King of Prussia, PA. The Company concluded that this agreement contains embedded leases as up to two Good Manufacturing Practices, or GMP, suites and office space at the facility are designated for the Company's exclusive use during the term of the agreement. Under the terms of the agreement, the Company was required to pay an upfront $0.5 million project initiation fee and a $0.3 million reservation fee for the use of the manufacturing suite and has no further commitment at this time. The term of the agreement is five years and will auto-renew for one additional year if neither party gives 90 days' advance notice to terminate. The leased space has not yet been placed into service or made available for its intended use and has therefore not commenced as of June 30, 2022. The Company currently expects lease commencement to occur in the third or fourth quarter of 2022.

Summary of lease costs recognized under ASU 2016-02

The following table contains a summary of the lease costs recognized under ASU 2016-02 and other information pertaining to the Company’s operating leases for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Lease cost
Operating lease cost	$1,144	$1,196	$2,343	$2,375
Variable lease cost	1,170	1,172	2,313	2,443
Short-term lease cost	76	9	151	18
	$2,390	$2,377	$4,807	$4,836
Other information:
Cash paid for amounts included in the measurement of lease liabilities: Operating cash flows used in operating leases				$2,501
Right of use assets obtained in exchange for new operating lease liabilities				$1,479
Weighted average remaining lease term (in years)				2.6
Weighted average discount rate				4.71%

Pursuant to the terms of the Company’s non-cancelable lease agreements in effect at June 30, 2022, the following table summarizes the Company’s maturities of operating lease liabilities as of June 30, 2022:

June 30,
2022
Operating lease liabilities payment
2022	$2,431
2023	4,326
2024	3,122
2025	863
Total lease payments	$10,742
Less: imputed interest	(622)
Present value of lease liability	$10,120

10. License agreements

CRT license

In May 2016, the Company entered into a License Agreement, or the License Agreement, with Cancer Research Technology Limited, or CRT, pursuant to which the Company obtained access rights to intellectual property and know-how from the TRACERx Study. Under the License Agreement, the Company is granted an exclusive, sublicensable license to the TRACERx patents and bioinformatic data for use in: (i) the therapeutic field of neoantigen cell therapies and adoptive cell transfer; and (ii) the neoantigen diagnostic field, for use in research and the potential development of products for commercialization. The Company is further granted, during the vaccine option period, an exclusive license to the TRACERx patents and the bioinformatic data in the private neoantigen therapeutic vaccine field for research and development but not in the development of products for commercial sale, and a non-exclusive license to the same in the public neoantigen therapeutic vaccine field. The Company also obtained a non-exclusive license to the TRACERx bioinformatic pipeline, patient sequencing and medical data, know-how, and materials.

CRT additionally granted the Company certain rights to new patent applications filed by the Founding Institutions in respect of inventions resulting from the TRACERx study through February 2023, including automatic exclusive licenses to patent rights relating to non-severable improvements of technology covered by the original TRACERx patents and non-exclusive rights to severable improvements. CRT granted the Company the right of first negotiation to license certain patents rights generated by the Company’s founders outside of the TRACERx study which relate to the licensed technology.

In July 2017, the Company obtained a non-exclusive license to the LOHHLA patent under the License Agreement. In October 2018, the Company obtained an exclusive license to the LOHHLA patent under an addendum to the License Agreement. Under the License Agreement, the Company holds an option to exploit products in the therapeutic vaccine field (the “Vaccine Option”). In March 2021, the Company extended the Vaccine Option from May 2021 to May 2023 with a payment of less than £0.1 million or $0.1 million.

In May 2018, the Company entered into an amendment to the License Agreement that created an additional sample period through July 2020 and specified additional patient tumor and blood materials to be subject to the License Agreement related to the immunology side study. The License Agreement was subsequently amended in July 2020, November 2020 and March 2021.

Upon execution of the License Agreement, the Company granted CRT 396,125 B ordinary shares and 67,793 C ordinary shares. The C ordinary shares granted to CRT were forfeited and transferred to the deferred shares during the year ended December 31, 2019, as the applicable performance conditions were not met. The B ordinary shares granted to CRT were converted into ordinary shares upon IPO. The Company recorded $0.3 million of IP research and development expense in 2016. The Company is obligated to pay CRT milestone success payments up to an aggregate of £6.5 million for therapeutic products, and milestone success payments up to an aggregate £0.8 million for non-therapeutic products, as well as sub-single digit to low-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. The royalty obligations continue on a product-by-product and country-by-country basis until the later of: (i) the date there ceases to be a valid patent claim covering such product in the country in which it is sold; or (ii) with respect to contribution royalty products, ten years from the first commercial sale of the product, and with respect to a patent royalty product, five years from the first commercial sale of the product. On a product-by-product basis, the Company may also elect to provide other cash consideration at fair market value and forgo the milestone or royalty payment.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the royalty term in each country and such time as no further milestone payments are due, and upon such termination, the licenses granted shall become fully-paid, royalty-free, irrevocable, and perpetual. The Company has the right to terminate the license agreement for convenience in its entirety upon 90 days’ notice. Each party may terminate the agreement if the other party is in material breach subject to a 90 day remedy period. The Company has the right to acquire ownership of the TRACERx patents upon either: (i) the occurrence of a royalty product for use in the therapeutic field; (ii) CRT shareholders cease to hold any ordinary shares in the Company; (iii) the Company undergoes an initial public offering; or (iv) the Company is acquired by a third party for more than £25.0 million. Upon IPO, the Company gave notice to CRT to exercise the option to acquire the TRACERx patents with no consideration in accordance with the terms of the License Agreement. The acquisition was not finalized as of June 30, 2022.

Less than $0.1 million of expenses were recorded for the three and six months ended June 30, 2022 and 2021, respectively, related to the CRT License Agreement.

Secarna license

On October 20, 2021, the Company entered into an agreement, or Secarna Agreement with Secarna Pharmaceuticals GmbH & Co. KG or Secarna, whereby Secarna granted to the Company a non-exclusive worldwide license under certain patent and other intellectual property rights, to use the Secarna technology in the ex vivo manufacture of a T cell pharmaceutical product.

The Company is obligated to pay Secarna development milestone payments up to a maximum aggregate of €6.5 million ($6.8 million using a rate of €1.0430 at June 30, 2022) and one-time commercial milestone payments up to €26 million ($27.1 million using a rate of €1.0430 at June 30, 2022), as well as tiered low-single digit percentage royalty on net sales of products that utilize the licensed intellectual property, subject to certain customary reductions. The royalty obligations continue until the later of (i) the date there ceases to be a valid patent claim covering such product in the country in which it is sold or (ii) ten years from the first commercial sale of the product. For the three and six months ended June 30, 2022, the Company recorded expenses of less than €0.1 million (less than $0.1 million using an average rate of €1.0659 for the three months ended June 30, 2022) and less than €0.1 million ($0.1 million using an average rate of €1.0939 for the six months ended June 30, 2022), respectively, related to the Secarna license agreement. No expenses were recorded for the three and six months ended June 30, 2021 related to the Secarna License Agreement.

Unless terminated earlier, the term of the agreement continues until the later of the expiration of the royalty term in each country and such time as no further milestone payments are due, and upon such termination, the licenses granted shall become fully-paid, royalty-free, irrevocable, and perpetual. The Company has the right to terminate the license agreement for convenience in its entirety upon 90 days’ notice. Each party may terminate the agreement if the other party is in material breach subject to a 60 day remedy period.

11. Net loss per share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Numerator
Net loss	$(17,289)	$(16,156)	$(34,644)	$(29,921)
Net loss attributable to ordinary shareholders—basic and diluted	$(17,289)	$(16,156)	$(34,644)	$(29,921)
Denominator
Weighted-average number of ordinary shares used in net loss per share—basic and diluted	39,104,375	35,683,187	38,998,686	18,756,599
Net loss per share—basic and diluted	$(0.44)	$(0.45)	$(0.89)	$(1.60)

The Company’s potentially dilutive securities, which include warrants to purchase ordinary shares, unvested Employee Shares and Convertible Preferred Shares, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the three and six months ended June 30, 2022 because including them would have had an anti-dilutive effect:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Unvested ordinary shares	1,586,828	2,451,114	1,586,828	2,451,114
Share options	2,816,291	1,015,326	2,816,291	1,015,326
Total	4,403,119	3,466,440	4,403,119	3,466,440

12. Commitments and contingencies

Commitment with suppliers

The Company entered into several agreements with vendors that contain non-cancellable software arrangements and minimum purchase commitments for laboratory materials and consumables for the purpose of research and development activities as well as clinical development. The unused purchase commitment as of June 30, 2022 and December 31, 2021 was $2.9 million and $7.4 million, respectively.

In June 2021, the Company entered into an obligation to take on a new lease of lab and office premises in Stevenage, Hertfordshire, United Kingdom for a period of 10 years, with a break clause at 3 and 7 years. The future minimum lease payments to be committed to in relation to this lease up to the break date are £0.6 million or $0.7 million. As of June 30, 2022, the lease has not commenced and no right of use assets and operating lease liabilities were recognized related to that lease agreement.

Legal proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of June 30, 2022 and December 31, 2021.

Indemnification agreements

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the indemnification agreements entered into with relevant individuals in accordance with the Company’s Articles of Association, the Company has indemnification obligations to its officers and directors, officers and members of senior management for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

13. Employee benefit plans

In the United Kingdom, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The contributions to this scheme are expensed to the statement of operations as they fall due. The Company paid $0.6 million and $1.2 million in contributions in the three and six months ended June 30, 2022, respectively. The Company paid $0.4 million and $0.8 million in contributions in the three and six months ended June 30, 2021, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company paid less than $0.1 million in contributions in the three and six months ended June 30, 2022 and 2021, respectively.

14.Subsequent events

The Company has completed an evaluation of all subsequent events through August 9, 2022, the date on which the financial statements were issued, to ensure that these financial statements include appropriate disclosure of events both recognized in these financial statements as of June 30, 2022, and events which occurred subsequently but were not recognized in these financial statements. There have been no subsequent events at the date of issue of this balance sheet sheet except as disclosed below:

As discussed above in Note 9, Leases, the Company entered into six agreements with Stevenage Bioscience Catalyst on February 1, 2019 to lease office and laboratory suites at Gunnels Wood Road, Stevenage, Hertfordshire, which were due to expire on January 31, 2021. In February 2021, the Company renewed six agreements which expired on July 31, 2022. On July 29, 2022, the Company renewed five agreements that commenced on August 1, 2022 with lease periods through April 2024. The future minimum lease payments to be committed to in relation to this lease up to the break date in December 2022 are £0.1 million or $0.1 million.